# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lyell Immunopharma, Inc., CIK 0001806952
CUSIP: 55083R203
Title of class of securities: Common Stock par value $0.0001 per share
Address of issuer's principal executive offices: 201 Haskins Way, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001072613-22-000148
Filed by CIK 0001666306

## Reporting persons
- ARCH Venture Fund IX, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,247,162; sole dispositive power 0; shared dispositive power 3,247,162; aggregate amount beneficially owned 3,247,162 (13.9% of the class)
- ARCH Venture Fund IX Overage, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,247,162; sole dispositive power 0; shared dispositive power 3,247,162; aggregate amount beneficially owned 3,247,162 (13.9% of the class)
- ARCH Venture Fund XIII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,247,162; sole dispositive power 0; shared dispositive power 3,247,162; aggregate amount beneficially owned 3,247,162 (13.9% of the class)
- ARCH Venture Partners IX, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,247,162; sole dispositive power 0; shared dispositive power 3,247,162; aggregate amount beneficially owned 3,247,162 (13.9% of the class)
- ARCH Venture Partners IX Overage, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,247,162; sole dispositive power 0; shared dispositive power 3,247,162; aggregate amount beneficially owned 3,247,162 (13.9% of the class)
- ARCH Venture Partners IX, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,247,162; sole dispositive power 0; shared dispositive power 3,247,162; aggregate amount beneficially owned 3,247,162 (13.9% of the class)
- ARCH Venture Partners XIII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,247,162; sole dispositive power 0; shared dispositive power 3,247,162; aggregate amount beneficially owned 3,247,162 (13.9% of the class)
- ARCH Venture Partners XIII, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,247,162; sole dispositive power 0; shared dispositive power 3,247,162; aggregate amount beneficially owned 3,247,162 (13.9% of the class)
- Keith Crandell: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,247,162; sole dispositive power 0; shared dispositive power 3,247,162; aggregate amount beneficially owned 3,247,162 (13.9% of the class)
- Clinton Bybee: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,820,634; sole dispositive power 0; shared dispositive power 1,820,634; aggregate amount beneficially owned 1,820,634 (7.8% of the class)
- Robert Nelsen: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,247,162; sole dispositive power 0; shared dispositive power 3,247,162; aggregate amount beneficially owned 3,247,162 (13.9% of the class)
- Kristina Burow: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,247,162; sole dispositive power 0; shared dispositive power 3,247,162; aggregate amount beneficially owned 3,247,162 (13.9% of the class)
- Steven Gillis: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,247,162; sole dispositive power 0; shared dispositive power 3,247,162; aggregate amount beneficially owned 3,247,162 (13.9% of the class)
- Paul Berns: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,426,528; sole dispositive power 0; shared dispositive power 1,426,528; aggregate amount beneficially owned 1,426,528 (6.1% of the class)

## Item 1. Issuer
Name of issuer: Lyell Immunopharma, Inc.
Address of issuer's principal executive offices: 201 Haskins Way, South San Francisco, CA 94080

## Item 2. Person Filing
Name of person filing: ARCH Venture Fund IX, L.P. ("AVF IX"); ARCH Venture Partners IX, L.P. ("AVP IX LP"); ARCH Venture Partners IX, LLC ("AVP IX LLC"); ARCH Venture Fund IX Overage, L.P. ("AVF IX Overage"); ARCH Venture Partners IX Overage, L.P. ("AVF IX Overage GP"); ARCH Venture Fund XIII, L.P. ("AVF XIII"); ARCH Venture Partners XIII, L.P. ("AVP XIII LP"); ARCH Venture Partners XIII, LLC ("AVP XIII LLC") (collectively, the "Reporting Entities" and individually, each a "Reporting Entity"); and Keith Crandell ("Crandell"), Robert Nelsen ("Nelsen") and Clinton Bybee ("Bybee") (collectively, the "IX Managing Directors" and individually, each a "IX Managing Director"), Steven Gillis ("Gillis") and Kristina Burow ("Burow"), along with Nelsen and Crandell, collectively the "IX Investment Committee" and individually "IX Committee Members"; and Paul Berns ("Berns"), along with Nelsen, Crandell, Gillis, and Burow, collectively the "XIII Investment Committee" and individually "XIII Committee Members". The Reporting Entities, IX Managing Directors, IX Committee Members, and XIII Committee Members collectively are referred to as the "Reporting Persons". The Reporting Persons are filing this report with respect to shares of Common Stock, par value $0.0001 per share (the "Common Stock") of Lyell Immunopharma, Inc. (the "Issuer").
Address of principal business office or, if none, residence: 8755 W. Higgins Avenue, Suite 1025, Chicago, IL 60631
Citizenship: Each of AVF IX, AVF IX LP, AVF IX Overage, AVF IX Overage GP, AVF XIII and AVF XIII LP are limited partnerships organized under the laws of the State of Delaware. AVP IX LLC and AVP XIII LLC are each a limited liability company organized under the laws of the State of Delaware. Each Managing Director is a US citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
AVF IX is the record owner of 910,317 shares of Common Stock (the "AVF IX Shares") as of March 31, 2026. AVP IX LP, as the sole general partner of AVF IX, may be deemed to beneficially own the AVF IX Shares.

AVF IX Overage is the record owner of 910,317 shares of Common Stock (the "AVF IX Overage Shares") as of March 31, 2026. AVF IX Overage GP, as the sole general partner of AVF IX Overage, may be deemed to beneficially own the AVF IX Overage Shares, combined with AVF IX Shares (the "IX Record Shares").

AVF XIII is the record owner of 1,426,528 shares of Common Stock (the "XIII Record Shares") as of March 31, 2026. AVP XIII LP, as the sole general partner of AVF XIII, may be deemed to beneficially own the XIII Record Shares.

AVP IX LLC, as the sole general partner of AVP IX LP and AVF IX Overage GP, may be deemed to beneficially own the IX Record Shares. As managing directors and investment committee members of AVP IX LLC, each IX Managing Director and IX Committee Members may also be deemed to share the power to direct the disposition and vote of the IX Record Shares.

AVP XIII LLC, as the sole general partner of AVP XIII LP, may be deemed to beneficially own the XIII Record Shares. As investment committee members of AVP XIII LLC, XIII Committee Members may also be deemed to share the power to direct the disposition and vote of the XIII Record Shares.

The information required by Item 4(b) is incorporated by reference to Row 11 of the cover pages hereto. The percentages set forth on the cover sheet for each Reporting Person is based upon 23,334,087 shares of Common Stock outstanding as of May 1, 2026, as reported on the Issuer's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on May 6, 2026.

Each Reporting Person disclaims beneficial ownership of such shares of Common Stock except for the shares, if any, such Reporting Person holds of record.
Percent of class: See row 11 of the cover pages.
Sole power to vote or to direct the vote: See row 5 of the cover pages.
Shared power to vote or to direct the vote: See row 6 of the cover pages.
Sole power to dispose or to direct the disposition: See row 7 of the cover pages.
Shared power to dispose or to direct the disposition: See row 8 of the cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- ARCH Venture Fund IX, L.P.: /s/ ARCH Venture Partners IX, L.P., its General Partner (05/15/2026)
- ARCH Venture Fund IX, L.P.: ARCH Venture Partners IX, LLC, its General Partner (05/15/2026)
- ARCH Venture Fund IX, L.P.: /s/ Mark McDonnell, Mark McDonnell as Attorney-in-Fact for Keith Crandell, Managing Director (05/15/2026)
- ARCH Venture Fund IX Overage, L.P.: /s/ ARCH Venture Partners IX Overage, L.P., its General Partner (05/15/2026)
- ARCH Venture Fund IX Overage, L.P.: /s/ ARCH Venture Partners IX, LLC, its General Partner (05/15/2026)
- ARCH Venture Fund IX Overage, L.P.: /s/ Mark McDonnell, Mark McDonnell as Attorney-in-Fact for Keith Crandell, Managing Director (05/15/2026)
- ARCH Venture Fund XIII, L.P.: /s/ ARCH Venture Partners XIII, L.P., its General Partner (05/15/2026)
- ARCH Venture Fund XIII, L.P.: /s/ ARCH Venture Partners XII, LLC, its General Partner (05/15/2026)
- ARCH Venture Fund XIII, L.P.: /s/ Mark McDonnell, Mark McDonnell as Attorney-in-Fact for Keith Crandell, Managing Director (05/15/2026)
- ARCH Venture Partners IX, L.P.: /s/ ARCH Venture Partners IX, LLC, its General Partner (05/15/2026)
- ARCH Venture Partners IX, L.P.: /s/ Mark McDonnell, Mark McDonnell as Attorney-in-Fact for Keith Crandell, Managing Director (05/15/2026)
- ARCH Venture Partners IX Overage, L.P.: /s/ ARCH Venture Partners IX, LLC, its General Partner (05/15/2026)
- ARCH Venture Partners IX Overage, L.P.: /s/ Mark McDonnell, Mark McDonnell as Attorney-in-Fact for Keith Crandell, Managing Director (05/15/2026)
- ARCH Venture Partners IX, LLC: /s/ Mark McDonnell, Mark McDonnell as Attorney-in-Fact for Keith Crandell, Managing Director (05/15/2026)
- ARCH Venture Partners XIII, L.P.: /s/ ARCH Venture Partners XIII, LLC, its General Partner (05/15/2026)
- ARCH Venture Partners XIII, L.P.: /s/ Mark McDonnell, Mark McDonnell as Attorney-in-Fact for Keith Crandell, Managing Director (05/15/2026)
- ARCH Venture Partners XIII, LLC: /s/ Mark McDonnell, Mark McDonnell as Attorney-in-Fact for Keith Crandell, Managing Director (05/15/2026)
- Keith Crandell: /s/ Mark McDonnell, Mark McDonnell as Attorney-in-Fact for Keith Crandell (05/15/2026)
- Clinton Bybee: /s/ Mark McDonnell, Mark McDonnell as Attorney-in-Fact for Clinton Bybee (05/15/2026)
- Robert Nelsen: /s/ Mark McDonnell, Mark McDonnell as Attorney-in-Fact for mark McDonnell (05/15/2026)
- Kristina Burow: /s/ Mark McDonnell, Mark McDonnell as Attorney-in-Fact for Kristina Burrow (05/15/2026)
- Steven Gillis: /s/ Mark McDonnell, Mark McDonnell as Attorney-in-Fact for Steven Gillis (05/15/2026)
- Paul Berns: /s/ Mark McDonnell, Mark McDonnell as Attorney-in-Fact for Paul Berns (05/15/2026)
Comment: * This Schedule 13G was executed by Mark McDonnell pursuant to a Power of Attorney filed as Exhibit 24 to the Form 3 relating to the beneficial ownership of shares of Gossamer Bio, Inc. by the Reporting Persons filed with the Securities Exchange Commission on February 7, 2019 and incorporated herein in its entirety by reference.